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                        [TALITY CORPORATION LETTERHEAD]


                                 April 17, 2001

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Maria Gabriella Bianchini, Esq.

         Re:  Tality Corporation
              Registration Statement on Form S-1
              Registration No. 333-41552

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Tality Corporation (the "Company") hereby requests the withdrawal of the above-referenced Registration Statement filed with the Securities and Exchange Commission, as the Company has decided not to pursue registration of shares of its Common Stock at this time. None of the securities included in the Registration Statement filed under the Securities Act have been issued by the Company. Accordingly, the Company hereby applies for consent to the immediate withdrawal of the Registration Statement.

Very truly yours,


Tality Corporation


By:  /s/ Duane W. Bell
     ------------------------
         Duane W. Bell
         Senior Vice President & Chief Financial Officer

cc:      R.L. Smith McKeithen, Esq.
         James Cowie, Esq.
         Gregory J. Conklin, Esq.
         John L. Savva, Esq.